Filed Pursuant To Rule 433

Registration No. 333-275079

December 15, 2023

Michael Sonnenshein on Fox Business with Maria Bartiromo - December 15, 2023

Maria Bartiromo CEO, Michael Sonnenshein. Michael, good to see you. Thanks very much for being here. So what do you think is going to happen here? Grayscale is one of about a dozen firms to apply for a spot Bitcoin ETF in the middle of lots of changes in terms of regulations for this area of the market. What are you expecting?

Michael Sonnenshein Well, I got to say, Maria, we've never seen this level of engagement with the SEC that we've had over these last couple of weeks. We're really getting into the granular details of how spot Bitcoin ETFs would come to market. For us, this is the number one mission of the firm ticker GBTC Grayscale Bitcoin Trust. This is our flagship fund and we've been working to uplist it to a spot Bitcoin ETF for years now and we remain optimistic. This is a matter of when, not a matter of if.

Maria Bartiromo So what specifically are the details that the SEC is looking at? I mean, all we've heard so far is that the SEC is getting too heavy a regulatory hand when it comes to this. Even if the players involved do agree some regular - regulation is necessary here. What kind of details are most important that we need to understand?

Michael Sonnenshein Well, I think with, a new commodity like Bitcoin being offered through the ETF wrapper, they want to ensure that the appropriate investor protections are made available and that, this falls in line with other commodity based ETFs, which, there are now hundreds, if not thousands of them here in the United States. And so really having the opportunity to constructively engage with them on, the creations, the redemptions, each of the mechanics that would underpin the product really suggests a lot of optimism to us that, these are some of the final things we may need to get from the SEC in order to have those approvals in hand.

Maria Bartiromo Well, maybe. But, if you look at the most recent Senate Banking Committee hearing, JPMorgan CEO Jamie Dimon was pretty adamant that he would ban all crypto if he was in government. Watch this.

JPMorgan CEO I've always been deeply opposed to crypto, bitcoin, etc. You pointed out the only true use case for it is criminals, drug traffickers, anti-money laundering, tax avoidance. And that is a use case because it is somewhat anonymous, not fully, and because you can move money instantaneously, because it doesn't go through. As you mentioned, all these systems are built up over many years. Know your customers, sanctions, OFAC. They can bypass all of that. I if I was the government, I'd close it down.

Maria Bartiromo What do you say to that, Michael?

Michael Sonnenshein Well, I would say, Maria, that all executives, CEOs, they're entitled to have their own opinion around new technologies like Bitcoin and crypto more broadly. But I would also say at the same time, it is those exact institutions that, you have spokespeople like this coming out, speaking about crypto that are already well underway into changing their business models and their offerings to account for the needs of the modern day investor. And that includes having services made available for assets like Bitcoin and crypto.

Maria Bartiromo All right. Well, look, it certainly has been rising and enriching many. Michael, we really need your thoughts on all of this. Please come back soon as we navigate these this new regulatory environment.

Michael Sonnenshein Will do. Thanks, Maria.

Grayscale bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.